Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-241000

September 10, 2020

MainStreet Bancshares, Inc.

Depositary Shares, Each Representing a 1/40th Interest in a

Share of 7.50% Series A Fixed-Rate Non-Cumulative Perpetual

Preferred Stock

SUMMARY OF TERMS DATED September 10, 2020

Issuer	MainStreet Bancshares, Inc.

Security	Depositary Shares (“Depositary Shares”), each representing a 1/40th interest in a share of 7.50% Series A Fixed-Rate Non-Cumulative Perpetual Preferred Stock (the “Preferred Stock”)

Size	1,000,000 Depositary Shares ($25,000,000 aggregate liquidation preference); or up to 1,150,000 Depositary Shares ($28,750,000 aggregate liquidation preference) if the underwriters exercise their option to purchase additional Depositary Shares

Maturity	Perpetual

Liquidation Preference	$25.00 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)

Dividend Rate (Non-Cumulative)	7.50% per annum

Dividend Payment Dates	Beginning December 30, 2020, and each March 30, June 30, September 30 and December 30 thereafter

Day Count	30/360

Optional Redemption

The Issuer may redeem the Preferred Stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after September 30, 2025 or (ii) in whole but not in part, within 90 days following a “regulatory capital treatment event” (as defined in the preliminary prospectus supplement dated September 10, 2020), in each case, at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

If the Issuer redeems the Preferred Stock, the depositary will redeem a proportional number of Depositary Shares. Neither the holders of Preferred Stock nor the holders of Depositary Shares will have the right to require the redemption or repurchase of the Preferred Stock.

Trade Date	September 11, 2020

Settlement Date(1)	September 15, 2020 (T + 2)

Public Offering Price	$25 per Depositary Share

Underwriting Discount	$0.7875 per Depositary Share

Net Proceeds (before expenses and fees) to Issuer	$24,212,500

Joint Book-Running Managers	B. Riley Securities, Inc. Boenning & Scattergood, Inc. D.A. Davidson & Co. Janney Montgomery Scott LLC

Expected Listing	The Company filed an application to list the Depositary Shares with Nasdaq Capital Market under the symbol “MNSBP.” If the application is approved, trading of the Depositary Shares is expected to begin within 30 days after the initial delivery of the Depositary Shares.

CUSIP/ISIN	56064Y 308 / US56064Y3080

(1)	Note: The underwriters expect to deliver the Depositary Shares in book-entry form only through the facilities of The Depository Trust Company and its participants.

The Depositary Shares are not deposits or obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other government agency or instrumentality.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the final prospectus supplement (when available) and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting B. Riley Securities, Inc. at (703) 312-9580 or by emailing prospectuses@brileyfbr.com, or Boenning & Scattergood at (610) 832-5225 or by emailing syndicate@boenninginc.com.

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